UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                     ---------------------------------------
                                (Name of Issuer)

                          Common stock, $.01 par value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    13971R108
                               ------------------
                                 (CUSIP Number)

                                September 1, 2001
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

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1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

        Sutter Opportunity Fund 2, LLC
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2)   Check the Appropriate Box                    (a)  [ ]
     if a Member of a Group
     (See Instructions)                           (b)  [X]

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

       California

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Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power

     None


(6)  Shared Voting Power

     None


(7)  Sole Dispositive Power

     None


(8)  Shared Dispositive Power

     None


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

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person


     None

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                       [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  N/A

--------------------------------------------------------------------------------

12)  Type of Reporting Person
     (See Instructions)

                OO


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



Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is Capital Alliance Income Trust Ltd., A Real Estate Investment Trust
(the "Issuer").

     (b) The address of the Issuer's principal place of business is 50 California Street, Suite 2020, San Francisco, California 94111

Item 2.
-------

     (a-c) Sutter Opportunity Fund 2, LLC (the "Reporting Person"), is a California limited liability company. Sutter Opportunity Fund, LLC is managed by its managing member, Sutter Capital Management, LLC, a California limited liability company, which is in turn managed by its managing member, Robert E. Dixon, a California resident and U.S. citizen. The principal business address of each of the entities and Mr. Dixon is 150 Post Street, Suite 320, San Francisco, California 94108.

        (d-e) The subject securities are the issuer's shares of common stock, $.01 par value (CUSIP No. 13971R108)


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or ------ (c) check whether the person filing is a:

         (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

         Not applicable.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

         [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Not applicable.


Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.


Item 10.  Certification.
-------   -------------

     By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2001

SUTTER OPPORTUNITY FUND 2, LLC

By Sutter Capital Management, LLC, Manager

        By: /s/Robert Dixon
            Robert Dixon, Manager

















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